EXHIBIT 99.(a)(9)

Media Contact:
   Steve Brash 513-287-2226 (w) 513-231-6895 (h)
   Angeline Protogere 317-838-1338 (w) 317-298-3090 (h)

Investor Contact:
   Felicia Ramstein 513-287-6479



FOR IMMEDIATE RELEASE - SEPTEMBER 18, 1996


                       CG&E'S ARTICLES AMENDMENT ADOPTED;
          CINERGY'S TENDER OFFER FOR CG&E PREFERRED STOCK IS SUCCESSFUL


CINCINNATI - An amendment to the articles of incorporation of The Cincinnati Gas & Electric Company was adopted today at a special meeting of shareholders. The amendment removes a provision of the articles that limits CG&E's ability to issue unsecured debt, including short-term debt.

Cinergy Corp. (NYSE:CIN), the parent holding company and sole holder of common stock of CG&E, voted all of its shares in favor of the amendment and the holders of preferred stock approved the amendment by the required two-thirds vote by casting at least 70% in favor of the amendment.

Concurrently with the solicitation of proxies for the special meeting, Cinergy commenced an offer to purchase for cash the outstanding shares of preferred stock of CG&E. The tender offer, which expired today at 5:00 p.m. EDT, was conditioned upon, among other things, the proposed amendment being approved and adopted at the special meeting. Preliminary results indicate that approximately 85% of the 2,000,000 outstanding shares of preferred stock was tendered pursuant to Cinergy's offer.
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Page 2. CG&E's articles amendment adopted


Preferred shareholders had the right to vote for the proposed amendment
regardless of whether they tendered their shares.   Because the amendment was
approved and adopted, CG&E will make a special cash payment in the amount of $1.00 per share to each preferred shareholder who voted in favor of the proposed amendment, provided that such shares were not tendered pursuant to Cinergy's offer. Those preferred shareholders who validly tendered their shares are entitled only to the purchase price per share offered by Cinergy.


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